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FORM 12b-25	SEC FILE NUMBER
000-53997

CUSIP NUMBER
NOTIFICATION OF LATE FILING	13135X108

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2012

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calpian, Inc.
Full Name of Registrant

Former Name if Applicable

500 N. Akard, Suite 2950
Address of Principal Executive Office (Street and Number)

Dallas, TX 75201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant will be unable to file its annual report on Form 10-K within the prescribed time period because (i) information necessary in order to adequately prepare disclosures, the financial statements, and footnotes related to its minority equity investment in India were delayed in receipt, (ii) the timing of the Registrant's recent acquisition of assets comprising the newly-formed wholly-owned Calpian Commerce, Inc. (closed March 15, 2013) diverted management's time from preparing and reviewing the filing, (iii) delaying the filing will allow a more thoughtful presentation and disclosure of the newly acquired assets and operations, and (iv) observance of the religious holidays.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Harold H. Montgomery	214	758-8600
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Results of Operations
Estimated and Unaudited

Revenues	$3,400,000	$2,765,075
Cost of revenues	1,200,000	1,037,138
General and administrative expenses	3,000,000	2,108,210
Interest and related financing expenses	2,900,000	1,692,530
Equity investment loss	750,000	-
Other	0	18,774
Net loss	$4,450,000	$2,091,577

The 23% increase in revenues over the 2011 level is largely attributable to acquiring 4 of the 7 current residual portfolios in 2011 after midyear and additional residual portfolio acquisitions in 2012.Portfolio amortization and servicing costs reflected in costs of revenues were similarly affected.

General and administrative estimated expenses of $3.0 million in 2012 were greater than the $2.1 million incurred in 2011.  Promotion expenses were up $326 thousand in 2012 mostly attributable to additional fees paid in common stock to a firm that provided investor relations services.  Other expense increases over 2011 included:  $172 thousand related to seeking additional equity and debt funding; $210 thousand in expenses in connection with our equity investment in India; and modest changes across a range of expense types offset by $48 thousand less in equity awards to management.

The largest part of the 2012 increase in interest and related financing estimated expenses stemmed from writing off $526 thousand when we refinanced our senior debt in November 2012 and $103 thousand in one-time advisory costs.  Most of the remaining increase was from recognizing amortization of the higher deferred costs related to refinanced senior debt over 8 months in 2011 and 10 months in 2012.Subordinated note discount amortization was less in 2012 as the extension of the debt’s original due dates to December 31, 2014, increased the amortization period.  More interest expense was incurred in 2012 due to additional subordinated debt borrowings and the senior notes being outstanding for only 5 months in 2011.

Calpian, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2013		By:	/s/ David N. Pilotte
David N. Pilotte
Chief Financial Officer